UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 20, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

October 20, 2020

To whom it may concern:

Company Name	: Mizuho Financial Group, Inc.
Representative	: Tatsufumi Sakai, President and Group CEO
Head Office	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number	: 8411 (Tokyo Stock Exchange 1st Section)

Notice of Purchase of Own Shares as Treasury Stock Associated with

Treatment of Fractions of Less than One Share Resulting from Share Consolidation

(Purchase of own shares as treasury stock pursuant to Article 235, Paragraph 2 and Article 234, Paragraphs 4 and 5 of Japan’s Companies Act)

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company today decided the treatment of the fractions of less than one share resulting from the consolidation of the shares of common stock (the “Share Consolidation”) pursuant to Article 235, Paragraph 2 and Article 234, Paragraphs 4 and 5 of Japan’s Companies Act as outlined below.

1.	Summary of the Purchase

The Company, in accordance with the resolution of its 18th ordinary general meeting of shareholders held on June 25, 2020, adopted the Share Consolidation, effective as of October 1, 2020, on the basis of one post-consolidation share per ten pre-consolidation shares.

With respect to the fractions of less than one share resulting from the Share Consolidation, the Company today decided to purchase them as treasury stock pursuant to Article 235, Paragraph 2 and Article 234, Paragraphs 4 and 5 of Japan’s Companies Act (the “Purchase”).

2.	Details of the Purchase

(1)	Class of shares to be purchased	:	The Company’s common stock

(2)	Total number of shares to be purchased	:	23,421 shares

(3)	Total amount to be delivered in exchange for the Purchase	:	The amount equal to the total number of shares to be purchased multiplied by the closing price of the shares of the Company’s common stock on the Tokyo Stock Exchange on the date of the Purchase.

(4)	Date of the Purchase	:	October 20, 2020

End of document

Inquiries:

Corporate Communications Department +81-(0)3-5224-2026